UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  December 2024

Commission File Number: 001-41985

Murano Global Investments PLC

(Translation of Registrant’s name into English)

25 Berkeley Square, London W1J 6HN
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Contents

MURANO GLOBAL INVESTMENTS PLC (“Murano PubCo”) hereby submits certain financial information concerning its subsidiaries, including unaudited interim financial statements for the period ended September 30, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Murano Global Investments PLC
(Registrant)

Date: December 31, 2024	By:	/s/ David Galan
Name: David Galan
Title: Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	EXHIBIT DESCRIPTION

99.1	Condensed Consolidated and Combined Interim Financial Statements of Murano PV, S.A. de C.V. and subsidiaries as of September 30, 2024, and for the nine-month periods ended September 30, 2024 and 2023.

99.2
Condensed Interim Financial Statements of Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 as of September 30, 2024 and for period started April 16, 2024 (incorporation date) to September 30, 2024.

99.3	Condensed Interim Financial Statements of Fideicomiso Murano 2000 No. CIB/3001 as of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023.

99.4	Condensed Interim Financial Statements of Operadora Hotelera GI, S.A. de C.V. as of September 30, 2024 and for the nine-month periods ended September 30, 2024 and 2023.

99.5	Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) for the Hyatt Vivid Grand Island Hotel in Cancun, for the period ended September 30, 2024.